Exhibit 99.1

FOR IMMEDIATE RELEASE

Luckin Coffee Creditors Approve Scheme of Arrangement

Scheme Related to Restructuring of Convertible Senior Notes Due 2025

Participating Creditors Vote Unanimously in Favor of the Scheme

BEIJING, December 1, 2021 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (in Provisional Liquidation) (“Luckin Coffee” or the “Company) (OTC: LKNCY) announced that a meeting was held yesterday in Grand Cayman, Cayman Islands regarding the previously announced scheme of arrangement (the “Scheme”) proposed in relation to the restructuring of its $460 million 0.75% Convertible Senior Notes due 2025 (“Existing Notes”). The meeting was convened for the purpose of allowing the Company’s class of creditors affected by the Scheme (the “Scheme Creditors”) to consider and, if thought fit, approve, with or without modification, the Scheme.

The Company is pleased to announce that at the meeting held at 10:00 a.m. (Cayman Islands time) on November 30, 2021, Scheme Creditors present and voting at the meeting (in person or by proxy) voted unanimously to approve the Scheme, with no votes cast against the Scheme. The meeting was attended by fifty-six Scheme Creditors representing approximately 97.7% in aggregate outstanding principal amount of the Existing Notes. Accordingly, the Scheme has been approved by the requisite majority of Scheme Creditors.

As previously announced, Luckin Coffee filed a summons for directions and petition seeking sanction of the Scheme in the Grand Court of the Cayman Islands (the “Cayman Court”) on September 20, 2021. The Scheme was proposed by Luckin Coffee and its Joint Provisional Liquidators.1

Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee, said, “While this development represents another important step in the Company’s continued restructuring process, the overwhelming support from our creditors serves as a testament to the progress our refreshed board of directors and leadership team have achieved and the positive momentum we have generated. We thank our creditors for their support throughout this process. Our team at Luckin Coffee remains focused on the execution of our strategy, delivering sustainable growth and profitability, while providing outstanding products and services to our customers and meaningful value for our shareholders.”

Sanction Hearing

Following yesterday’s approval by the Scheme Creditors, the hearing of the Company’s petition for sanction of the Scheme by the Cayman Court will take place at 10:00 a.m. (Cayman Islands time) on December 13, 2021. All Scheme Creditors are entitled to attend and be heard at the hearing.

1 As previously reported, on July 15, 2020, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” Joint Provisional Liquidators of Luckin Coffee (the “Joint Provisional Liquidators”). Luckin Coffee continues to operate its business under the day-to-day control of its Board of Directors under the supervision of the Joint Provisional Liquidators.

Additional Information

In connection with the Company’s debt restructuring and the Scheme, Luckin Coffee is advised by Davis Polk & Wardwell LLP as legal counsel, Harney Westwood & Riegels as Cayman Islands legal counsel and Houlihan Lokey as financial advisor. Holders of Existing Notes may contact Houlihan Lokey at HL_Lake@HL.com or the Joint Provisional Liquidators at luckin@alvarezandmarsal.com with any questions regarding the Scheme and related proceedings.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including Joint Provisional Liquidators. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the ongoing restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the timing of the completion or outcome of the audit of Luckin Coffee’s financial statements; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee

Luckin Coffee (OTC:LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience, and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone's daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449